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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              HARCOR ENERGY, INC.

                           (Name of Subject Company)

                              HARCOR ENERGY, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                  411 628 209
                     (CUSIP Number of Class of Securities)

                                HARRY J. LAWSON
                                GENERAL COUNSEL
                              HARCOR ENERGY, INC.
                       4400 POST OAK PARKWAY, SUITE 2220
                              HOUSTON, TEXAS 77027
                                 (713) 961-1804
                              FAX: (713) 961-9773

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                With a copy to:

                             MICHAEL P. FINCH, ESQ.
                             VINSON & ELKINS L.L.P.
                            1001 FANNIN, SUITE 2300
                              HOUSTON, TEXAS 77002
                                 (713) 758-2128
                              FAX: (713) 615-5282
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                        [HARCOR ENERGY, INC. LETTERHEAD]

                                 April 6, 1998

Dear Stockholder:

     On behalf of the Board of Directors of HarCor Energy, Inc. (the "Company"), I am pleased to inform you that the Company entered into an Agreement and Plan of Merger, dated as of March 31, 1998 (the "Merger Agreement"), with Seneca Resources Corporation ("Parent") and Seneca West Corp., its wholly owned subsidiary (the "Purchaser"), pursuant to which the Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company (the "Shares") at a price of $2.00 per share, net to the seller in cash, without interest. The Offer is conditioned upon, among other things, the tender of at least a majority of the Shares.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. At the effective time of the Merger, each remaining issued and outstanding Share will be converted into the right to receive $2.00 in cash, subject to dissenter's rights.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AGREEMENT, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which is being filed today with the Securities and Exchange Commission, including, among other things, the written opinion of SBC Warburg Dillon Read Inc., the Company's financial advisor, that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view.

     Additional information with respect to the Board's decision is contained in the enclosed Schedule 14D-9 and we urge you to consider this information carefully.

     In addition to the attached Schedule 14D-9, enclosed also is the Purchaser's Offer to Purchase dated April 6, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your Shares in the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read and consider the enclosed materials carefully before making your decision with respect to tendering your Shares pursuant to the Offer.

                                            Very truly yours,

                                            MARK G. HARRINGTON
                                            Chairman of the Board and
                                              Chief Executive Officer

ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is HarCor Energy, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 4400 Post Oak Parkway, Suite 2220, Houston, Texas 77027. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.10 per share (the "Common Stock"), of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by Seneca West Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Seneca Resources Corporation, a Pennsylvania corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 6, 1998 (the "Schedule 14D-1"), whereby the Purchaser has offered to purchase all of the outstanding Shares at a price of $2.00 per Share (such price, or any such higher price as may be paid in the Offer (as defined below), being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), which are incorporated by reference herein.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES BENEFICIALLY OWNED BY PARENT OR PURCHASER, REPRESENT AT LEAST A MAJORITY OF THE SHARES OUTSTANDING (THE "MINIMUM CONDITION"). The Company has represented and warranted to the Purchaser and Parent in the Merger Agreement that, as of March 31, 1998, there were 16,268,367 Shares issued and outstanding, and that all options outstanding under the Company's stock option plans ("Options") and all outstanding Warrants to purchase Common Stock ("Warrants") have exercise prices greater than $2.00 per share, and are therefore not expected to be exercised. Based on the foregoing, if 8,134,184 Shares were validly tendered and not withdrawn prior to the Expiration Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Condition would be satisfied.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 31, 1998 (the "Merger Agreement"), among Parent, Purchaser and the Company, pursuant to which, as promptly as practicable following the later of the Expiration Date and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving (the "Surviving Corporation") as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser, the Parent or their respective affiliates or by the Company and Shares held by stockholders who perfect their dissenters' rights under Delaware law) will be canceled and converted automatically into the right to receive $2.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is incorporated by reference herein and is summarized in Item 3.

     According to the Schedule 14D-1, the address of the principal executive offices of Parent and the Purchaser is 1201 Louisiana, Suite 400, Houston, Texas 77002.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information.

     (b) The Company has entered into Severance Agreements with each of its officers and employees (a total of 14 persons), effective as of April 9, 1997, which provide that upon the effective date of a "change of control" of the Company (the "Effective Date"), as defined therein, the Company will make a lump-sum severance payment to each such person equal to 150% of the aggregate compensation reported on such employee's 1996 IRS Forms W-2 and 1099. The Effective Date with respect to the transactions contemplated hereby would be the date on which Purchaser acquires more than 50% of the outstanding shares of Common Stock, which would be the date of completion of the Offer. The Severance Agreements also provide that each employee shall be entitled to full coverage and benefits currently existing under the Company's health and life insurance policies for a period of six months following the Effective Date. It is anticipated that none of the Company's officers or employees will continue to be employed by the Surviving Corporation following the consummation of the Merger. Certain other contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Company's Information Statement (the "Information Statement") included pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, which is attached as Annex A hereto and incorporated by reference, under the captions "Directors and Committees," "Security Ownership of Management" and "Information about Executive Officers."

     Except as described herein, there are no material contracts, agreements, arrangements or understandings between the Company or its affiliates and Parent, Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT; CONFIDENTIALITY AGREEMENT

     THE MERGER AGREEMENT. The following summary of the Merger Agreement is qualified by reference to the Merger Agreement. Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the Expiration Date, a number of Shares which, together with any Shares beneficially owned by Parent and Purchaser, represent a majority of the outstanding Shares. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not (i) decrease or change the form of consideration to be paid in the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (iii) impose additional conditions to the Offer, (iv) change the conditions to the Offer (except that the Parent in its sole discretion may waive any of the conditions to the Offer other than the Minimum Condition), or (v) amend any other term or condition of the Offer in a manner adverse to the holders of the Shares. In the event that all conditions of the Offer have not been satisfied or waived by the Expiration Date, May 4, 1998, the Purchaser may terminate the Offer and the Merger Agreement. Additionally, the Merger Agreement provides that the Purchaser may extend the Offer for a period of up to 10 business days after the later of
(i) the initial expiration date of the Offer or (ii) the date on which all conditions to completion of the Offer have been satisfied or waived. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, accept for payment and pay for Shares validly tendered and not properly withdrawn as soon as practicable after expiration of the Offer.

     The Merger. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Delaware law, as soon as practicable, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of the Parent.

     The respective obligations of the Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no federal or state governmental or regulatory body or court of competent jurisdiction shall have enacted, issued, promulgated or enforced any statute, rule, regulation, executive order,

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decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; (iii) all material filings required to be made prior to the Effective Time with, and all material consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities or third parties in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement shall have been made or obtained, as the case may be; and (iv) the Purchaser shall have purchased Shares pursuant to the Offer.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company, any Shares owned by the Parent or any wholly owned subsidiary of the Parent or any of their respective affiliates, or any Shares which are held by stockholders exercising dissenters' rights, if any, under Delaware law) will be converted into the right to receive the Merger Consideration, and (ii) each issued and outstanding share of capital stock of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

     The Company Board. The Merger Agreement provides that upon the purchase and payment by the Parent or the Purchaser of Shares representing at least a majority of the outstanding Shares, the Parent shall be entitled to designate all members of the Company Board. The current directors of the Company have indicated to the Parent that they intend to resign as directors of the Company as soon as reasonably practicable upon the Purchaser purchasing at least a majority of the outstanding Shares pursuant to the Offer, and the Company shall exercise reasonable efforts to secure the resignations of all directors to enable such Parent designees to be so elected or appointed. Such designees will abstain from any action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by the Parent or the Purchaser. The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act, which provides, among other things, for dissemination of information to a company's stockholders.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger: (i) duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting"') as soon as reasonably practicable following the purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and include in any preliminary or definitive proxy statement or information statement with respect to the Special Meeting (the "Proxy Statement"), the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby; and (iii) use all reasonable efforts (A) to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with the Parent and the Purchaser, respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the expiration or termination of the Offer and (B) obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. The Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. If the Purchaser acquires, through the Offer or otherwise, at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other stockholders vote in favor of the Merger.

     The Merger Agreement provides that in the event that the Purchaser shall acquire at least 90% of the then outstanding Shares, the parties agree to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as soon as practicable after such acquisition, without a meeting of the stockholders of the Company.

     Options and Warrants. The Company has represented and warranted to the Purchaser and the Parent in the Merger Agreement that it has taken all action necessary so that all outstanding options and other rights to acquire Shares granted to directors, employees or others under any stock option or purchase plan, program or

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similar arrangement of the Company, whether or not then exercisable or vested, will be cancelled by the Company upon consummation of the Offer. The holders thereof shall be entitled to receive, for each Share, in settlement and cancellation thereof, an amount in cash equal to the positive difference, if any, between the per Share Merger Consideration and the exercise price per share of such option. Since all such options have exercise prices in excess of $2.00 per share, none are expected be exercised. The Company has represented and warranted to the Purchaser and the Parent that all outstanding warrants to purchase Shares will be converted into the right to receive $2.00 cash instead of each Share which would otherwise be purchasable by the holder of the warrant upon the exercise thereof and payment of the warrant exercise price thereunder. Since all warrants have exercise prices in excess of $2.00 per share, none are expected to be exercised.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in writing by the Parent, prior to the Effective Time, the Company shall (a) use all commercially reasonable efforts to conduct its business in all material respects only in the ordinary course of business and consistent with past practice; (b) not amend its certificate of incorporation or bylaws or declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect to its capital stock; or acquire, directly or indirectly, any of its capital stock; (c) not issue, grant, sell or pledge or agree or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than Shares issuable upon the exercise of stock options; (d) not acquire, sell, transfer or lease any assets except in the ordinary course of business and consistent with past practice or encumber any assets of the Company; (e) use all commercially reasonable efforts to preserve intact its business organizations and to keep available the services of its present key officers and employees; provided, however, that to satisfy the foregoing obligation, the Company shall not be required to make any payments other than those agreed to with the Parent or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business and consistent with past practice; (f) not adopt a plan of complete or partial liquidation or adopt resolutions provided for the complete or partial liquidation, consolidation, merger, restructuring or recapitalization of the Company; (g) not grant any severance or termination pay (otherwise than pursuant to policies or contracts in effect on the date of the Merger Agreement) to, or enter into any employment agreement with, any of its executive officers or directors; (h) not increase the compensation payable or to become payable to its officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, or officers or other employees, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Company Benefit Plan (as defined in the Merger Agreement), except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Benefit Plan as of the date of the Merger Agreement; (i) not settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms; (j) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the Commission or the Financial Accounting Standards Board; (k) not make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to the Parent, except in the ordinary course of business; (l) confer at such times as the Parent may reasonably request with one or more representatives of the Parent to report material operational matters and the general status of ongoing operations (in each case to the extent the Parent reasonably requires such information) and to consult with the Parent regarding material operational decisions; (m) not (i) enter into any loan or credit agreement, or incur any indebtedness (other than borrowings under its existing credit agreement for the purpose of paying fees and severance payments disclosed pursuant to the Merger Agreement and expenses incurred in connection with the transactions contemplated thereunder) or guarantee any indebtedness or amend any existing loan or credit agreement, (ii) make or enter into any agreement or contract for capital expenditures, except for capital expenditures required to be made under the Company's joint operating agreements and other expenditures on the Company's existing properties up to $25,000 per expenditure or $100,000 in the aggregate or (iii) enter into any agreement or contract outside the ordinary course of business

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of the Company; (n) not adjust, split, combine or reclassify its capital stock;
(o) not enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock; (p) not enter into any derivative instruments; and (q) not authorize or enter into any agreement to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company shall not, and shall use its best efforts to cause its officers, directors, employees, attorneys, accountants, financial advisors, agents or other representatives not to, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, the acquisition of all or a significant part of the business and properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise with a third party other than the Parent (an "Acquisition Proposal"), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any of the officers, directors, employees or agents or representatives of the Company or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company to take any such action. The Company shall as promptly as practicable notify the Parent of all relevant terms of any such inquiries or proposals received by the Company and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver or cause to be delivered to the Parent a copy of such inquiry or proposal. The foregoing is not intended to prohibit the Company Board from (a) furnishing information to, or entering into discussions or negotiations with, any persons or entities in connection with an unsolicited bona fide proposal in connection with an Acquisition Proposal if, and only to the extent that (i) such unsolicited bona fide proposal is on terms that the Company Board determines it cannot reject, based on applicable fiduciary duties and the advice of outside counsel (except with respect to furnishing information) and for which financing to the extent required is then committed, and (ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity the Company provides written notice to the Parent to the effect that it is furnishing information to or entering into discussions or negotiations with, such person or entity; or (b) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the stockholders of the Company, (a) by mutual written consent of the Company and the Parent; (b) by either the Company or the Parent, if the Effective Time shall not have occurred on or before 120 days from the date of the Merger Agreement; provided, that the right to terminate the Merger Agreement under this clause (b) shall not be available to any party whose misrepresentation in the Merger Agreement or whose failure to perform any of the covenants and agreements or to satisfy an obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; (c) by either the Company or the Parent, if any federal or state court of competent jurisdiction or other federal or state governmental or regulatory body shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by the Merger Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause (c) shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or if any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of the Merger Agreement which prohibits the consummation of the Offer or the Merger shall be in effect; (d) by the Company, if (i) the Parent fails to commence the Offer within five business days of the public announcement of the execution of the Merger Agreement, (ii) the Offer expires or is terminated without any Shares being purchased thereunder or (iii) the Parent fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or the Merger Agreement; (e) by the Parent, if (i) the Offer is not commenced within five business days of the public announcement of the execution of the Merger Agreement directly as a result of actions or inaction by the Company or (ii) the Offer is terminated or expires as a result of the failure of a condition specified in Section 14 of this Offer to Purchase or on the expiration of the Offer without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure of the Parent or the Purchaser to perform any covenants and agreements of the Parent or the Purchaser contained in the Merger Agreement; (f) prior to the consummation of the Offer, by the Parent, if the Company Board
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

withdraws or modifies in a manner materially adverse to the Parent or the Purchaser its favorable recommendation of the Offer or the Merger or shall have recommended any Acquisition Proposal with a party other than the Parent or any of its affiliates; (g) by the Company, if the Merger Agreement is not adopted or, unless the Merger is consummated without a meeting of stockholders, the Merger is not approved at the Company's stockholders meeting by the holders of a majority of the outstanding Shares; (h) by the Parent, if there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of the Company, which is incurable or which is not cured after 30 days' written notice by the Parent to the Company; (i) by the Company, if there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of either of the Parent or the Purchaser, which is incurable or which is not cured after 30 days' written notice by the Company to the Parent; or (j) by the Company, if (i) as provided in the Merger Agreement, an unsolicited bona fide proposal is received from any Person and is on terms that the Company Board determines it cannot reject, based on applicable fiduciary duties and the advice of outside counsel and for which financing to the extent required is then committed, the Company Board shall withdraw, modify or change its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing or (ii) any Person or group of Persons shall have made an Acquisition Proposal the acceptance of which the Company Board determines, after consultation with outside counsel and after the Company Board has satisfied itself that the financing for the Acquisition Proposal has been committed, is required to comply with its fiduciary duties under applicable law.

     In the event that (i) prior to the consummation of the Offer, the Company Board terminates the Merger Agreement pursuant to clause (j) of the preceding paragraph or the Parent terminates the Merger Agreement pursuant to clause (f) of the preceding paragraph and (ii) as a result thereof, the Parent shall have terminated the Offer, allowed the Offer to expire without purchasing any Shares thereunder or failed to commence the Offer in accordance with the terms thereof and (iii) the Company enters into a definitive agreement relating to an Acquisition Proposal or a business combination or other transaction contemplated by such Acquisition Proposal shall have been consummated within 12 months following such termination, then the Company shall thereupon pay to the Parent a fee of $1,000,000 in cash, payable in same day funds.

     Indemnification. Pursuant to the Merger Agreement, for six years after the Effective Time, the Parent and the Surviving Corporation will indemnify the present and former officers and directors of the Company with respect to matters occurring at or prior to the Effective Time to the full extent permitted under Delaware law, the terms of the Company's charter, by-laws and indemnification agreements, each as in effect as of the date of the Merger Agreement.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority, financial statements, need for consents or approvals, public filings, conduct of business, employee benefit plans, employment matters, compliance with laws, tax matters, insurance, litigation, title to properties, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, information to be contained in the Proxy Statement and the opinion of its financial advisor.

     Pursuant to the Merger Agreement, the Parent and the Purchaser have made substantially similar representations and warranties as to their organization, authority, need for consents or approvals and information to be contained in the Proxy Statement.

     CONFIDENTIALITY AGREEMENT. Pursuant to the Confidentiality Agreement entered into as of March 17, 1997 by the Parent and SBC Warburg Dillon Read Inc., on behalf of the Company (the "Confidentiality Agreement"), the Company and the Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding a possible transaction and for the delivery of certain confidential information concerning the Company. The Confidentiality Agreement is incorporated herein by reference and a copy of it has been filed with the Commission as an exhibit to the Schedule 14D-9. The Parent further agreed that, for a period of two years from the date of the Confidentiality Agreement, the Parent would not, as a result of knowledge or information obtained from the Confidential Information (as defined therein) employ or attempt to employ any employee of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     On March 26, 1998, the Board of Directors of the Company (the "Company Board"), after considering, among other factors, the opinion of SBC Warburg Dillon Read Inc. ("SBC Warburg Dillon Read") that the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Shares, unanimously approved the Offer, the Merger and the Merger Agreement. In addition, the Company Board determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, and in the best interests of, the Company and the stockholders of the Company, and recommends acceptance of the Offer.

     A copy of a letter to all stockholders of the Company communicating the recommendations of the Company Board is filed as Exhibit (a)(10) hereto and is incorporated by reference.

     (b) Background.

     In March 1997, the Company Board and the officers of the Company had extensive discussions regarding: (a) the then positive business environment for oil and gas exploration and production companies, such as the Company, to realize a full and fair value for producing and exploratory assets, and (b) the favorable capital market environment for such companies. As a result of these discussions, on March 5, 1997, the Company Board authorized the engagement of SBC Warburg Dillon Read, Rauscher Pierce Refsnes, Inc. and Jefferies & Company, Inc. (the "Advisors") to advise the Company concerning strategic alternatives for maximizing shareholder values and to assist in any resultant sale or merger process undertaken by the Company.

     Following that decision the Company's officers had extensive information exchanges and consultations with the Advisors concerning strategic alternatives for the Company and its shareholders. The Advisors advised the Company Board that in their collective opinion the best way to realize the highest value for the shareholders of the Company was to sell the Company to the highest bidder in a managed auction process. On March 14, 1997, the Company Board authorized the Company's officers to begin a sales process with the Advisors to sell the Company, preferably for cash, to the highest bidder in a managed auction process.

     Information memoranda were prepared, using information provided and approved by the Company's management, and distributed by SBC Warburg Dillon Read beginning on March 20, 1997 to potential purchasers who had signed a confidentiality agreement. Parent was among those potential purchasers. The Company established data rooms in Houston and at the offices of Bakersfield Energy Resources and its affiliates ("Bakersfield"), the operator of the Company's California properties, in Bakersfield, California. Throughout the process, the Advisors contacted over 100 companies, domiciled principally in the United States. Over 80% of those contacted requested the information memoranda. Of this number, 12 companies visited the Bakersfield data room at various times. The data room established in the Company's Houston office contained appropriate due diligence information on the Company's non-California properties and certain corporate matters.

     At the Company Board meeting held on April 24, 1997, an initial review of preliminary indications of interest was presented by SBC Warburg Dillon Read. At that time a bifurcation of the sales process was discussed. This discussion was based on a large number of potential purchasers of the California properties having expressed the desire to see the Company's non-California properties sold as a separate package. Indications were received suggesting that the Company would probably receive more value for the non-California properties if they were offered separately to certain buyers. If the Company was not willing to pursue such a course, these potential purchasers of the California properties indicated that they were unwilling to pay full value for the non-California properties. Parent was among those potential purchasers of the California properties.

     The Company consequently bifurcated the sales process during the second quarter of 1997 and solicited interest from potential buyers for its California and non-California properties as separate packages. The Company also began presentations in Houston to potential suitors for its non-California properties. As a result, the Company received offers or indications of interest on its non-California properties from several potential buyers that reflected a more acceptable level of consideration for those properties. Throughout the process, 84 potential suitors for the non-California properties were contacted, 17 of whom visited the non-California data room.

     On May 8, 1997, six of Parent's personnel visited the Company's California data room. As was customary at each data room visit, Francis Roth, the Company's President and Chief Operating Officer, made a joint presentation with Robert Shore, the Chief Executive Officer of Bakersfield Energy Resources. Also as was customary, following the first day of data room presentations and initial due diligence review, a field tour of the Company's properties was conducted on the second day.

     Throughout the last week of May 1997, representatives of SBC Warburg Dillon Read and Parent discussed broad aspects of a possible transaction for the California properties. On June 2, 1997, Parent advised SBC Warburg Dillon Read that it would not make a cash offer.

     Also in late May, Mr. Harrington and a representative of SBC Warburg Dillon Read flew to Calgary, Alberta to discuss the possible co-engagement of the firm of Griffiths, McBurney to seek potential suitors for the Company in Canada. On June 4, 1997, the Company engaged that firm for such a task.

     On July 25, 1997, the Company was informed that Parent had made an offer to acquire only the 25% interest in the California properties held by Bakersfield. A condition of such offer was that the Company consent to the appointment of Parent as operator of the property. This consent was a material part of Parent's offer, as the joint operating agreement between the Company and Bakersfield required operatorship of the California properties to automatically revert to the Company in the event Bakersfield sold its interest. Parent indicated it had no intention at that time to make a separate offer for all the shares of the Company. The Company notified SBC Warburg Dillon Read that it would not consent to the assignment of operatorship to Parent. Bakersfield did not accept the Parent's offer for its 25% interest in the California properties.

     Discussions and/or data room presentations continued through the summer with both U.S. and Canadian potential suitors, and representatives of SBC Warburg Dillon Read continued to have discussions with Parent. In response to numerous investor inquiries, on October 23, 1997, the Company issued a press release confirming the status of the ongoing sales process. On November 14, 1997, as part of its third quarter earnings press release, the Company announced that it had bifurcated the sales process during the second quarter for its California properties and non-California properties as separate packages and provided an update on its waterflood program and recent successful drilling on its California properties. Shortly thereafter, representatives of SBC Warburg Dillon Read encouraged Parent to make an offer.

     On December 4, 1997, SBC Warburg Dillon Read advised the Company that it had received a verbal indication of interest from Parent. A meeting was held in Houston at the Company's office on December 5, 1997, attended by James Beck, President of Parent, John McKnight, Vice President -- Land and Legal of Parent, two representatives of SBC Warburg Dillon Read and Mark Harrington, Francis Roth and Gary Peck of the Company. At that meeting, Mr. Beck expressed Parent's desire to purchase the Company, without its non-California properties, but contingent upon a simultaneous purchase of Bakersfield's 25% interest in the California properties. A valuation in a range from 700,000 to 800,000 shares of stock of National Fuel Gas Company ("National Fuel"), the parent corporation of Parent, was discussed as consideration for the Company's interest. (National Fuel common stock is listed on The New York Stock Exchange and traded at approximately $46.00 per share during this time period.) Such consideration would be further increased by the retention by the Company of the net proceeds from the sale of the Company's non-California properties. No offer was made by Parent at that time.

     At a Company Board meeting held on December 9, 1997, the possibility of receiving a proposal from Parent based on the December 5 meeting was discussed together with a competing written offer from an independent oil and gas company that offered cash and stock, but contained a financing contingency. This was the first written offer for the entire Company. Also, at that meeting, the Company reviewed definitive offers from five companies for the Company's non-California properties. The prices proposed under these five offers for the non-California properties were within 20% of each other; however, all but one contained financing contingencies. Three other offers for the non-California properties were either substantially below the range of the five non-California properties finalists, or the suitors were unable to demonstrate an ability to close.

     On December 12, 1997, Mr. Beck and Mr. McKnight again met with Messrs. Harrington, Roth and Peck. Philip Ackerman, Senior Vice President of National Fuel, also participated in the meeting. Separately, the Company received a written indication of interest from Parent to purchase all of the shares of the Company in exchange for 550,000 shares of National Fuel common stock, after the sale of the non-California properties was closed and the proceeds were distributed to the Company's stockholders. This was the second written proposal to purchase the entire Company.

     A competing cash and stock indication of interest from an independent oil and gas company was reviewed at a Company Board meeting held on December 15, 1997. The Company Board reviewed a number of concerns regarding this indication of interest, the most important being: the likelihood of a successful closing; financing contingencies; the competitor's ability to assume and comply with certain covenants of the Company's Senior Secured Notes; and the requirement of a concurrent purchase of Bakersfield's 25% interest in the California properties, after Bakersfield's principals had rejected the competitor's offer. At that meeting, the Company Board expressed the following concerns regarding Parent's offer including: the apparent downward price adjustments based on the Company's net debt levels following a sale of the Company's non-California properties; requirements of six month lock-ups on blocks of National Fuel shares; a prohibition on selling National Fuel shares to holders of more than 3% of its stock; escrows on 50% of the National Fuel shares to cover contingencies; the contingency of a concurrent acquisition of the Bakersfield 25% interest in the California properties; and Parent's desire to effect a pooling-of-interests in the transaction, a result that would have been unattainable in the event of a non-California asset sale. At the same meeting, the Company Board reviewed the status of negotiations on definitive agreements with the five non-California properties finalists.

     On December 17, 1997, the Company received a second indication of interest from Parent that removed the Bakersfield acquisition contingency and adjusted for the Company's net debt levels. The number of shares of National Fuel stock being offered under this proposal, however, was decreased significantly to 200,000 shares, with the proviso that if the proceeds of the non-California properties sale were not distributed to the Company's stockholders, additional National Fuel shares would be issued.

     On December 18, 1997, the Company Board met again to review Parent's revised indication of interest, review the competitor's proposal, and determine the final winner of its non-California properties auction. In reviewing the revised proposal from Parent, it was decided that the Company and SBC Warburg Dillon Read should continue to work with Parent to increase the economic benefit to the Company's shareholders of their proposal and remove any unacceptable contingencies. The competitor's proposal was rejected due to the financing contingency and what the Company's management regarded as questionable fundamental value of the competitor's stock relative to its market price. The Company awarded the sale of the non-California properties to Penroc Oil Corporation ("Penroc"), whose proposal had no financing contingencies. In addition, Penroc requested only minor modifications to the Company's proposed sale agreement and offered the highest price, increasing its bid in ongoing negotiations with the Company to $13.2 million.

     A telephonic conference with analysts and shareholders was held on December 19, 1997, to review the sale of the non-California properties. Also on December 19, 1997, the Company received a revised indication of interest from Parent, which increased the proposed purchase price to 550,000 shares of National Fuel stock, plus additional shares to be issued for the proceeds from the sale of the Company's non-California properties; however, this proposal still contained the requirement of a pooling-of-interests, that was unattainable. Several of the other previous contingencies found unacceptable to the Company were removed.

     On December 29, 1997, following extensive discussions among the parties, a fourth indication of interest was received for $5.0 million in cash plus 200,000 shares of National Fuel stock, with additional shares to be issued for the proceeds of the sale of the Company's non-California properties.

     During this period of extended negotiations with Parent, the Company and SBC Warburg Dillon Read revisited the new economics of a sale of the Company at this price level with a large number of previous suitors who had rejected the purchase at higher offering prices.

     Following intensive negotiations between the parties, on January 22, 1998, an indication of interest for $2.00 per share in cash for all the issued and outstanding stock of the Company was received from Parent. Parent submitted a written letter of intent to the Company proposing to acquire all of the shares at a price of $2.00 per share, (total cash consideration of $32,536,000) subject to execution of a definitive agreement, the delivery to Parent of an audit of the Company's financial statements for the year ending December 31, 1997, to be performed by Arthur Andersen L.L.P. that revealed no previously undisclosed material adverse information, the conditions that the Company must be free of debt and other liabilities except disclosed and scheduled amounts, that $13.2 million in proceeds be received from the sale of the Company's non-California properties, that there shall be no material adverse change in the Company's business, and satisfactory completion of a due diligence review of the Company and other conditions.

     Considering that this proposal removed all unacceptable contingencies, and increased the economic value to the Company's shareholders, the Company Board approved and executed Parent's letter of intent on January 23, 1998 and issued a press release announcing such development.

     During the weeks following execution of the letter of intent, various due diligence meetings and conference calls were conducted between Parent, the Company and their respective advisors, and representatives of Parent conducted on-site reviews of the Company's operations in Bakersfield, California. Extensive negotiations were also conducted during this period with respect to the Agreement and Plan of Merger (the "Merger Agreement") and several revised drafts were exchanged.

     On March 26, 1998, the Company Board met and considered presentations from, and reviewed the terms and conditions of the current draft of the Merger Agreement with, among others, senior management of the Company, the Company's legal advisors and SBC Warburg Dillon Read. SBC Warburg Dillon Read delivered its opinion as to the fairness, from a financial point of view, of the consideration to be paid in the Offer and the Merger to the holders of the outstanding shares. The Company Board then unanimously approved and adopted the Merger Agreement and approved the transactions contemplated thereby.

     On March 31, 1998, Parent, Purchaser and the Company executed the Merger Agreement and the parties issued a joint press release announcing the transaction immediately thereafter. A copy of the press release has been filed with the Commission as an exhibit to the Schedule 14D-1.

     On April 6, 1998, Purchaser and Parent commenced the Offer.

REASONS FOR THE BOARD OF DIRECTORS' RECOMMENDATION

     In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, and recommending that stockholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Company Board consulted with the Company's legal and financial advisors, as well as the Company's management. The following are material factors considered by the Company Board, certain of which contain both positive and negative elements.

     - The fact that the $2.00 Offer Price represents a premium of approximately 12.3% over the closing sale price of $1.78 per Share as reported on the NASDAQ Stock Market on March 30, 1998, the last trading day before the date the Company first publicly announced it had executed the Merger Agreement;

     - The belief by the members of the Company Board, based on their familiarity with its business, its current financial condition and results of operations, and its future prospects, and current and anticipated developments in its businesses (including prices for its products), and the results of the Company's solicitation of interest from other potential acquirers, that the consideration to be received by the Company's stockholders in the Offer and the Merger represents, in their belief, the best value reasonably obtainable by the stockholders in a sale of the Company;

     - The historical market prices and recent trading activity of the Shares and the Company's book value per Share;

     - The opinion of SBC Warburg Dillon Read to the Company Board dated March 26, 1998 (the "SBC Warburg Dillon Read Opinion") to the effect that as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration offered to the stockholders of the Company pursuant to the Merger Agreement is fair to such holders from a financial point of view; the full text of the SBC Warburg Dillon Read Opinion is attached as Annex B hereto and should be read in its entirety;

     - A review of the strategic alternatives available to the Company (including continuing the Company's business in its present configuration without significant changes, refinancing the Company's long-term debt, and merging or consolidating with a party or parties other than Purchaser), none of which the Company Board believed to be reasonably likely of success or to be as favorable to the Company's stockholders as the Offer and the Merger;

     - The fact that the Offer provides for a prompt cash tender offer for all Shares, thereby enabling stockholders of the Company to receive cash in exchange for their Shares at the earliest possible time;

     - The likelihood that the Offer and the Merger would be consummated; including the ability of Parent to internally finance the Offer and the Merger, and the effects of the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into; and

     - The terms and conditions of the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of a thorough managed auction process resulting in the selection of the most advantageous offer, followed by lengthy arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive. In view of the wide variety of factors considered about its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. Rather, the Company Board made its determination based on the total mix of information available to it, and the judgments of individual directors may have been influenced to a greater or lesser degree by differing factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement between the Company and SBC Warburg Dillon Read dated March 6, 1997, the Company agreed to pay SBC Warburg Dillon Read: (i) $100,000 upon execution of the letter agreement (which shall be credited toward any additional fee payable under the letter agreement); and (ii) if a transaction, including the Merger, is consummated, 0.95% of the aggregate of the total consideration paid to the Company and its stockholders plus the total principal amount of Company indebtedness assumed by the acquiror in the transaction. In addition to the foregoing compensation, the Company agreed to reimburse SBC Warburg Dillon Read for its expenses, including reasonable fees and expenses of its counsel, and to indemnify SBC Warburg Dillon Read for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws. In connection with its engagement by the Company, SBC Warburg Dillon Read agreed to provide the Company Board with an opinion with respect to the fairness from a financial point of view of the consideration to be received by the Company's stockholders in any such transaction.

     SBC Warburg Dillon Read is an internationally recognized investment banking firm which, as a part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

The Company Board selected SBC Warburg Dillon Read on the basis of its experience and independence. In the ordinary course of business SBC Warburg Dillon Read and its affiliates may actively trade or hold the equity securities of the Company or Parent for their own accounts and the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities.

     Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares currently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are no transactions, board resolutions, agreements in principle, or a signed contract in response to the Offer, other than as described in Item 3(b) and Item 4 above, which relates or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders. The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT NO.
      -----------
        (a)(1)*          -- Offer to Purchase.
        (a)(2)*          -- Letter of Transmittal.
        (a)(3)*          -- Notice of Guaranteed Delivery.
        (a)(4)*          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
        (a)(5)*          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
        (a)(6)*          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(7)           -- Text of Press Release dated January 23, 1998 issued by
                            the Company (incorporated by reference to Exhibit 99.1 to
                            Form 8-K dated January 23, 1998 filed with the Securities
                            and Exchange Commission (the "Commission") by the
                            Company).
        (a)(8)           -- Text of Joint Press Release, dated March 31, 1998, issued by Parent and the Company (incorporated by reference to
                            Exhibit 99.1 to Form 8-K dated March 31, 1998 filed by
                            the Company with the Commission).
        (a)(9)*          -- Form of Summary Advertisement, dated April 6, 1998.
        (a)(10)          -- Letter to Company stockholders, dated April 6, 1998.
        (c)(1)           -- Agreement and Plan of Merger dated March 31, 1998, among
                            Parent, the Purchaser and the Company (incorporated by
                            reference to Exhibit 99.2 to Form 8-K dated March 31,
                            1998, filed with the Commission by the Company).
        (c)(2)*          -- Confidentiality Agreement, dated as of March 17, 1997,
                            between Dillon, Read & Co. Inc. and Parent.
        (c)(3)           -- Opinion of SBC Warburg Dillon Read dated March 26, 1998.
        (c)(4)           -- Form of Severance Agreement with employees of the Company
                            (incorporated by reference to Exhibit 10.19 to the
                            Company's Form 10-K Annual Report for the year ended
                            December 31, 1997, filed with the Commission).

---------------

* Incorporated by reference to the same exhibit number to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on April 6, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HARCOR ENERGY, INC.

                                          By:    /s/ MARK G. HARRINGTON
                                            ------------------------------------
                                                     Mark G. Harrington
                                                 Chairman of the Board and
                                                  Chief Executive Officer

Dated: April 6, 1998

                                                                         ANNEX A

                              HARCOR ENERGY, INC.
                       4400 POST OAK PARKWAY, SUITE 2220
                              HOUSTON, TEXAS 77027

                       INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement ("Information Statement") is being mailed on or about April 6, 1998, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $.10 per share, of the Company (the "Shares") at the close of business on or about March 31, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Company's Board of Directors.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 6, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, May 4, 1998, unless the Offer is extended.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement or incorporated by reference herein concerning Parent, Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Parent or Purchaser, and the Company takes no responsibility for such information.

                    PURCHASER'S RIGHT TO DESIGNATE DIRECTORS

     The Merger Agreement provides that, upon Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer, Purchaser shall be entitled to designate all members of the Company Board. The Company shall, at such time, upon the request of Purchaser, promptly use its best efforts to take all actions necessary to cause the persons designated by Purchaser for election as directors of the Company (the "Purchaser's Designees") to be elected as Directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both.

     The Purchaser's Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a Director of the Company if appointed or elected. None of the following individuals owns any Shares. In addition, none of the following individuals is a Director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and, unless otherwise noted, the business address of each person is 1201 Louisiana Street, Suite 400, Houston, Texas 77002.

                                                  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
               NAME                 AGE       MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
               ----                 ---   -----------------------------------------------------------
Philip C. Ackerman................  53    Director of Parent since 1994. Mr. Ackerman serves as
                                          Director and Senior Vice President of National Fuel and has
                                          served as President of National Fuel Gas Distribution
                                          Corporation and is the President of certain subsidiaries of the Parent. He has been employed by National Fuel or one or more of its affiliates since 1968. Mr. Ackerman's business address is 10 Lafayette Square, Buffalo, New York 14203.
James A. Beck.....................  50    Director of Parent since February 1997; President of Parent since October 1996. Mr. Beck served as the Executive Vice
                                          President of Parent from May 1995 to September 1996, and as
                                          Vice President from January 1994 to April 1995. Mr. Beck
                                          has been employed by Parent since 1989.
David F. Smith....................  44    Director of Parent since November 1990. Mr. Smith has been the Senior Vice President and Secretary of National Fuel
                                          Gas Distribution Corporation for more than five years. He
                                          has been employed by National Fuel or one or more of its
                                          affiliates since 1978.

                           MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

     There are currently seven positions on the Company's Board of Directors, consisting of three Class I positions, two Class II positions (one of which is currently vacant) and two Class III positions. Each director is elected for a term of three years, with the Class I directors (Messrs. Harrington, Oakes and Roth) holding office until the 1998 Annual Meeting of Stockholders, the Class II director (Mr. Cresci) holding office until the 1999 Annual Meeting of Stockholders and the Class III directors (Messrs. Dar and Frischkorn, Jr.) holding office until the 2000 Annual Meeting of Stockholders. In addition, all directors hold office until their respective successors have been duly elected and qualified or until their earlier resignation or removal.

     The names and ages of the Company's executive officers and directors, the principal occupation or employment of each of them during the past five years and at present, the name and principal business of the corporation or other organization, if any, in which such occupation or employment is or was carried on, directorships of other public companies or investment companies held by them, and the period during which the directors have served in that capacity with the Company are set forth below.

                                                                                        DIRECTOR
             NAME               AGE          PRESENT POSITION WITH THE COMPANY           SINCE
             ----               ---   ------------------------------------------------  --------
Mark G. Harrington............  45    Chairman of the Board of Directors and Chief
                                        Executive Officer                                 1987
Francis H. Roth...............  60    President, Chief Operating Officer and Director     1989
Gary S. Peck..................  45    Vice President -- Finance & Administration,
                                      Chief Financial Officer and Corporate Secretary      N/A
Albert J. McMullin............  41    Vice President -- Land, Contracts and
                                      Acquisitions                                         N/A
Robert J. Cresci..............  54    Director                                            1994
Vinod K. Dar..................  47    Director                                            1992
David E. K. Frischkorn, Jr....  46    Director                                            1992
Herbert L. Oakes, Jr..........  51    Director                                            1992

     Mr. Harrington has been Chairman of the Board of Directors and Chief Executive Officer of the Company since May 1987. He also is President of Harrington and Company International Incorporated

("Harrington and Company"), an investment company which he founded in 1986. Harrington and Company is the general or managing partner of several limited partnerships which in the aggregate own approximately 5% of the outstanding common stock of the Company. In 1977, he joined Carl H. Pforzheimer and Co., an investment banking firm, where he became a partner in 1980 and remained as a partner until December 1985. During his eight years with Carl H. Pforzheimer and Co., he worked in the firm's research and corporate finance departments. In 1984, Mr. Harrington helped organize Chipco Energy Corporation, the holding company for the firm's oil and gas assets. He was a director of HCO Energy Ltd., a Calgary, Alberta based independent public listed oil company from 1987 until 1997. Mr. Harrington holds a Bachelor of Business Administration degree and a Master of Business Administration degree, both in finance, from the University of Texas.

     Mr. Roth has been President and Chief Operating Officer of the Company since March 1989. Prior to that time, he served as Vice President -- Production of the Company since July 1988. He has been employed in various engineering positions with both Amoco and Chevron in several geographic locations. Prior to joining the Company, he had been employed for 16 years by MCO Resources, Inc., an oil and gas company, in various positions, including General Manager of Operations and Engineering. He also served as Vice President of Drilling and Production and Engineering for MCOR Oil and Gas Corporation, a subsidiary of MCO Resources, Inc. Mr. Roth holds a Bachelor of Science degree in petroleum engineering from the University of Kansas, a Master of Science degree in petroleum engineering from the University of Oklahoma and a Master of Business Administration degree from the University of California.

     Mr. Peck joined the Company as Vice President -- Finance and Chief Financial Officer in October 1989 and became Secretary in November 1989. Prior to joining the Company, Mr. Peck acted as a financial consultant to the Company. Mr. Peck was Director of Finance for Herbert L. Farkas Company (a multi-location furniture and business equipment concern) from 1987 to 1989 and was Vice President -- Finance and Chief Financial Officer of RAWA, Inc. (a franchising and car rental company) from 1982 to 1987. Prior to that, Mr. Peck had approximately seven years' experience in oil and gas accounting management with Minoco Southern Corporation and MCO Resources, Inc. He graduated from California State University at Long Beach in 1977 with a Bachelor of Science degree in accounting and finance.

     Mr. McMullin joined the Company as Vice President -- Land, Contracts and Acquisitions in August 1992. Prior to joining the Company, Mr. McMullin was a gas supply manager for Mitchel Marketing Company since 1991 and for Delhi Gas Pipeline Corporation during 1990 and 1991. Mr. McMullin also worked as an Accounts Manager for United Gas Pipeline from 1987 to 1989. From 1980 to 1985, Mr. McMullin worked for Atlantic Richfield Company as a landman. He holds a Bachelor of Arts degree in petroleum land management from the University of Texas and earned a Masters in Business Administration from the University of St. Thomas.

     Mr. Cresci has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since September 1990. Mr. Cresci currently serves on the boards of Bridgeport Machines, Inc., Serv-Tech, Inc., EIS International, Inc., Sepracor, Inc., Vestro Natural Foods, Inc., Olympic Financial, Ltd., GeoWaste, Inc., Hitox, Inc., Natures Elements, Inc, Garnet Resources Corporation, Meris Laboratories, Inc., Film Roman, Inc., Educational Medical, Inc. and several private companies.

     Mr. Dar is currently a Managing Director of Hagler Bailly Consulting and a Director of Hagler Bailly, Inc., the parent company of Hagler Bailly Consulting, an international management consulting firm he helped found in 1980. Mr. Dar was President and Chairman of Jefferson Gas Systems, Inc. (a natural gas and electric power co-investment concern) from 1991 to 1995, and the Managing Director of Dar & Company (a consulting firm to energy companies and financial institutions) from 1990 to 1995. He was also the Chairman of Sunrise Energy Services, Inc. between 1992 and 1994. Since 1980, Mr. Dar has held a variety of executive positions in the natural gas industry and with management consulting firms. He has been the Senior Vice President of American Exploration Company, an oil and gas firm, and Executive Vice President and Director of Hadson Corporation, a diversified public company. He was the founder and Chief Executive Officer of four major Hadson subsidiaries, Hadson Gas Systems, Hadson New Mexico, Hadson Liquid Fuels and Hadson Electric. He has a Bachelor of Science degree in engineering and a Master's degree in management and finance from MIT, where he also received his doctoral training in economics. See "Transactions with Related Parties".

     Mr. Frischkorn, Jr. has been Managing Director in the Energy Corporate Finance Department of Jefferies & Company, Inc. since August 1996. From 1992 to 1996, he was a Senior Vice President and Managing Director in the Energy Corporate Finance Department of Rauscher Pierce Refsnes, Inc., an investment banking firm. From 1988 to 1992, he was President of Frischkorn & Co., a Houston, Texas-based merchant banking firm specializing in oil and gas corporate finance services. Preceding that he served as Vice President, Energy Group of Kidder, Peabody & Company and Senior Vice President, Corporate Finance of Rotan Mosle, Inc. in Houston, Texas. He holds a Bachelor of Arts degree in economics and German from Tufts University and a Masters of Business Administration from Columbia.

     Mr. Oakes is Managing Director and a principal of Oakes, Fitzwilliams & Co. Limited, a member of the London Stock Exchange, and which he founded in 1987. In 1973, he joined Dillon, Read & Co. Inc., an investment banking firm, in London. In 1982, he formed H. L. Oakes & Co. Limited specializing in arranging venture and development capital for U.S. and U.K. corporations. He is a director of The New World Power Corporation and a number of private corporations in the U.S. and the U.K.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Audit Committee and a Stock Option and Compensation Committee. The Company does not have a nominating committee.

     The current members of the Audit Committee are David E. K. Frischkorn, Jr. and Herbert L. Oakes, Jr. The responsibilities of the Audit Committee include reviewing the scope and results of audits by the Company's independent auditors, the Company's compliance with all accounting and financial reporting requirements, the Company's internal accounting controls, the scope of other services performed by independent auditors, and the cost of all accounting and financial services, and to make recommendations to the Board of Directors as to the appointment of the Company's independent auditors. The Audit Committee held one meeting during 1997.

     The current members of the Stock Option and Compensation Committee are Vinod K. Dar and Herbert L. Oakes, Jr. The functions of the Stock Option and Compensation Committee are to monitor the Company's executive compensation plans, practices and policies, including all salaries, bonus and stock option awards and fringe benefits, and to make recommendations to the Board of Directors as to changes in existing executive compensation plans and the formulation and adoption of new executive compensation plans. The Stock Option and Compensation Committee held no meeting during 1997 but took action by four unanimous written consents.

     During the year ended December 31, 1997, the Board of Directors held seven meetings and took action by seven unanimous written consents. In 1997, each incumbent director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings held by all committees on which he served (in each case held during the periods that he served).

COMPENSATION OF DIRECTORS

     During 1997, nonemployee members of the Board of Directors received annual compensation of $10,000 plus $1,000 for each meeting of the Board of Directors attended in person ($250 per telephonic meeting) and reimbursement for their reasonable expenses incurred in connection with their duties and functions as directors. Directors of the Company who are also employees do not receive any compensation for their services as directors.

     On October 14, 1992, the Board of Directors adopted the Company's 1992 Nonemployee Directors' Stock Option Plan (the "Directors' Option Plan"). Under the Directors' Option Plan, upon the latter of the effective date of the Directors' Option Plan or the date of their initial election or appointment to the Board of Directors, directors who are not employees of the Company were granted options to purchase 20,000 shares of common stock at an exercise price equal to the fair market value of the common stock on the date of grant.

Thereafter, and so long as the Directors' Option Plan is in effect, upon the completion of each full year of service on the Board of Directors, each nonemployee director continuing to serve as a director will automatically be granted an additional option to purchase 5,000 shares of common stock at an exercise price equal to 110% of the fair market value of the common stock on the date of grant. All options granted under the Directors' Option Plan vest in equal parts over two years.

     Upon the third anniversary of his election to the Board of Directors (July 7, 1997), Mr. Cresci was automatically granted an option to purchase 5,000 shares of common stock at an exercise price equal to $6.32 per share, 110% of the fair market value of the common stock on such date. Upon completion of their fifth full year of service after the effective date of the Directors' Option Plan (October 14, 1997), Messrs. Dar and Frischkorn were each automatically granted an option to purchase 5,000 shares of common stock at an exercise price equal to $5.43 per share, 110% of the fair market value of the common stock on such date. Upon the fifth anniversary of his initial election to the Board of Directors (November 17, 1997), Mr. Oakes was automatically granted an option to purchase 5,000 shares of common stock at an exercise price equal to $4.54 per share, 110% of the fair market value of the common stock on such date.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth information as to the number and percentage of shares of Common Stock owned beneficially as of March 25, 1998 by (i) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director and each nominee for election as a director,
(iii) each Named Executive Officer(as defined under "Executive Compensation", below) and (iv) all directors and officers of the Company as a group. Unless otherwise indicated in the footnotes following the table, each named beneficial owner had sole voting and investment power over the shares of Common Stock shown as beneficially owned by them.

                                                                SHARES OWNED
                                                                BENEFICIALLY
                                                                    AS OF          PERCENT
                    BENEFICIAL OWNER(1)                       MARCH 25, 1998(2)    OF CLASS
                    -------------------                       -----------------    --------
Robert J. Cresci(3).........................................         27,500          *
Vinod K. Dar(3).............................................         22,500          *
David E.K. Frischkorn, Jr.(3)...............................         17,500          *
Mark G. Harrington(3)(4)....................................        406,812           2.5
Albert J. McMullin(3).......................................         56,000          *
Herbert L. Oakes, Jr.(3)....................................         22,500          *
Gary S. Peck(3).............................................        160,500          *
Francis H. Roth(3)..........................................        204,625           1.2
FMR Corp.(5)................................................      1,244,000           7.4
Trust Company of the West(6)................................      1,730,710          10.6
Paulson Partners(7).........................................      1,516,800           9.3
Timothy R. Barakett(8)......................................      1,046,600           6.4
Turnberry Capital Management, L.L.C.(9).....................      1,359,200           8.4
All Directors and Officers as a Group (8 persons)(4)(10)....        917,937           5.6

---------------

 *  Less than 1%

 (1) Information with respect to beneficial ownership is based on information publicly available or furnished to the Company by each person included in this table.

 (2) Includes, in each case, shares deemed beneficially owned by such persons or entities pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, because such persons or entities have the right to acquire such shares within 60 days upon the exercise of stock options or similar rights or because such persons or entities have or share investment or voting power with respect to such shares.

 (3) Includes, 27,500, 17,500, 17,500, 252,500, 47,500, 17,500, 75,500, and
     116,500 shares for Messrs. Cresci, Dar, Frischkorn, Harrington, McMullin, Oakes, Peck, and Roth, respectively, purchasable within 60 days upon the exercise of stock options.

 (4) Mr. Harrington is the Chief Executive Officer and Chairman of the Board of Directors of the Company. The number of shares indicated includes 10,126 shares held by Harrington and Company E V Fund I, Ltd., a limited partnership, of which Harrington and Company International Incorporated is the general or managing partner. Mr. Harrington is the majority stockholder, the President and a director of Harrington and Company International Incorporated. As a result, voting and investment power over such shares may be deemed to be shared between Mr. Harrington and Harrington and Company International Incorporated. Mr. Harrington disclaims beneficial ownership of such shares.

 (5) The principal business address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. Includes of 550,000 shares issuable upon exercise of a warrant granted to Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., as a result of Fidelity's acting as investment advisor to various investment companies registered under the Investment Company Act of 1940. FMR Corp. disclaims sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. FMR Corp., through its control of Fidelity, and the Funds share the power to dispose of the 1,244,000 shares owned and assumed to be owned by the Funds.

 (6) The business address of Trust Company of the West ("TCW") is 865 South Figueroa, Suite 1800, Los Angeles, CA 90017. Includes 1,474,359 shares beneficially owned by a General Mills pension fund, over which TCW controls voting and investment power as Investment Manager and Custodian. TCW disclaims beneficial ownership of the 1,474,359 shares.

 (7) The principal business address for Paulson Partners LP is 277 Park Avenue, 26th Floor, New York, NY 10172.

 (8) The principal business address for Timothy R. Barakett is c/o Atticus Holdings, L.L.C. is 590 Madison Avenue, 32nd Floor, New York, NY 10022. Timothy R. Barakett is deemed, through sole voting and sole dispositive powers, to beneficially own 1,046,600 shares held in the aggregate by certain managed funds and accounts.

 (9) The principal business address for Turnberry Capital Management, L.L.C. ("Turnberry") is Two Greenwich Office Park, Greenwich, CT 06831. Turnberry is managing general partner for certain investment partnerships which hold the shares and has sole power to vote all securities owned by them.

(10) Includes 572,000 shares purchasable within 60 days upon the exercise of stock options.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation earned during the last three years by the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers (collectively, the "Named Executive Officers") based on salary and bonus earned in those years:

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                             AWARDS
                                                                           ----------
                                              ANNUAL COMPENSATION          SECURITIES
                                       ---------------------------------      AND
                                                            OTHER ANNUAL   SECURITIES   ALL OTHER
           NAME AND                                           COMPEN-      UNDERLYING    COMPEN-
      PRINCIPAL POSITION        YEAR    SALARY     BONUS     SATION(1)     OPTIONS(2)   SATION(3)
      ------------------        ----   --------   -------   ------------   ----------   ---------
Mark G. Harrington............  1997   $231,800   $99,978       $-0-            -0-      $4,315
  Chairman of the Board         1996    231,800    80,908        -0-         75,000       3,989
  and Chief Executive Officer   1995    190,000    70,417        -0-         50,000       3,699
Francis H. Roth...............  1997    152,500    47,867        -0-            -0-       5,859
  President and Chief           1996    152,500    40,104        -0-         27,000       5,475
  Operating Officer             1995    125,000    70,208        -0-         18,000       5,113
Gary S. Peck..................  1997    122,000    38,292        -0-            -0-       2,700
  Vice President -- Finance &   1996    122,000    31,333        -0-         24,000       2,490
  Administration, Chief         1995    100,000    39,167        -0-         16,000       2,305
  Financial Officer and
  Corporate Secretary
Albert J. McMullin............  1997     85,400    17,745        -0-            -0-       2,020
  Vice President -- Land,       1996     85,400    14,808        -0-         15,000       1,908
  Contracts & Acquisitions      1995     73,770     8,026        -0-         10,000         -0-

---------------

(1) Does not include perquisites and other personal benefits because the value of these items did not exceed the lesser of $50,000 or 10% of reported salary and bonus of any of the Named Executive Officers.

(2) No stock appreciation rights ("SARs") were granted to any of the Named Executive Officers during any of the years presented.

(3) Such amounts were premiums paid by the Company for annual disability insurance for each such officer.

STOCK OPTION GRANTS DURING 1997

     There were no stock options granted to the Named Executive Officers in 1997. The Company does not have any outstanding SARs.

1997 OPTION EXERCISES AND OUTSTANDING STOCK OPTION VALUES AS OF DECEMBER 31,
1997

     The following table shows the number of shares acquired by the Named Executive Officers upon their exercise of stock options during 1997, the value realized by such Named Executive Officers upon such exercises, the number of shares of common stock covered by both exercisable and non-exercisable stock options as of December 31, 1997 and their respective values at such date.

                    AGGREGATED OPTION EXERCISES IN 1996 AND
           AGGREGATED OPTIONS AND OPTION VALUES AT DECEMBER 31, 1997

                                                             NUMBER OF SECURITIES
                                                                  UNDERLYING               VALUE OF UNEXERCISED
                                                              UNEXERCISED OPTIONS         IN-THE-MONEY OPTION AT
                                SHARES                       DECEMBER 31, 1997(#)         DECEMBER 31, 1997($)(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Mark G. Harrington..........      -0-           N/A         252,500        37,500          $-0-           $-0-
Francis H. Roth.............      -0-           N/A         116,500        13,500           -0-            -0-
Gary S. Peck................      -0-           N/A          47,500         7,500           -0-            -0-

---------------

(1) On December 31, 1997, the closing bid price of the common stock as quoted by NASDAQ was $1.65625 per share. Value is calculated on the basis of the differences between the option prices and $1.65625, multiplied by the number of shares of common stock granted at the respective option prices. The option prices for exercisable and unexercisable options granted to Messrs. Harrington, Roth, Peck and McMullin covering 290,000, 130,000, 87,500 and 55,000 shares, respectively, range from a low of $2.625 per share to a high of $5.16 per share. Consequently there was no value ascribed to any of the options in the above table.

RESTRICTED SHARE VALUES AS OF DECEMBER 31, 1997

     The following table shows the number of restricted shares of common stock held by the Named Executive Officers and their values at December 31, 1997:

                          RESTRICTED STOCK SHARES AND
                  RESTRICTED STOCK VALUES AT DECEMBER 31, 1997

                                                              RESTRICTED      RESTRICTED
                                                                SHARES        SHARE VALUE
                            NAME                                 (#)              ($)
                            ----                              ----------      -----------
Mark G. Harrington..........................................    23,750          $39,336
Francis H. Roth.............................................    15,625           25,879
Gary S. Peck................................................    12,500           20,703
Albert J. McMullin..........................................     8,500           14,078

---------------

(1) The Restricted Shares were originally prohibited from being sold, tendered, assigned, transferred, pledged or otherwise encumbered prior to the earliest of April 28, 1997 (lapse date), the date of a grantee's death or disability, or the date of a "Change of Control" of the Company, as defined in the Restricted Stock Agreement. The Restricted Stock Agreement was subsequently amended to designate January 15, 1997, as the lapse date, at which time the Restricted Shares became unrestricted.

(2) The value of Restricted Shares at December 31, 1997 is calculated by multiplying the number of Restricted Shares by the December 31, 1997 closing bid price of the common stock as quoted by NASDAQ, which was $1.65625 per share.

CHANGE-IN-CONTROL ARRANGEMENTS

     Effective April 9, 1997, pursuant to the authority granted by the Board of Directors to retain the Company's personnel necessary to maximize shareholder value in any potential sale process and effect an orderly transition, the Company entered into Severance Agreements (the "Agreements") with all employees, including the following Executive Officers:
Mark G. Harrington, Francis H. Roth, Gary S. Peck and Albert J. McMullin. These Agreements were restated on October 17, 1997 to extend the term of the agreements through December 31, 1998. The Agreements only become effective if the Company is sold or a change of control occurs. The Agreements provide that the said Executive Officers agree to remain employed by the Company and to devote the their best efforts to the business affairs of the Company until (a) December 31, 1998, or until (b) the effective date of a "Change of Control" (as defined therein), whichever first occurs. If an Executive Officer leaves the Company's employment prior to the Effective Date, the Company is relieved of any severance obligation for such Officer. The Agreements further provide that the Executive Officers will not disclose or use any confidential information of the Company.

     Under the Agreements each of the Executive Officers is entitled to receive a lump sum severance payment equal to 1.5 times Total Cash Compensation (as defined) paid to such Executive Officer for the tax year 1996, if the employment of such Executive Officer either with the Company or any successors resulting from a Change of Control is terminated for any reason, including a voluntary termination by the Executive Officer, on or after the effective date of a "Change of Control". The Executive Officers are also entitled to current benefits under the Company's existing health and life insurance policies for six months after the effective date, or until such policies contractually expire due to the dissolution of the Company, whichever occurs first.

     The Agreements do not guarantee continued employment by the Company but permit the Company to terminate the Executive Officers' employment at any time for cause. Each Executive Officer has agreed, effective upon the payment of these severance benefits, to release the Company or any successors arising from a Change of Control from all employment or termination related claims, including any claim for salary, bonuses, severance pay and benefits.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Vinod K. Dar and Herbert Oakes Jr.

STOCK OPTION AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Stock Option and Compensation Committee's (the "Compensation Committee") principal duties are to review and approve the compensation of the officers of the Company. In addition, the Compensation Committee administers the Company's 1994 Stock Option Plan and has the sole authority to make grants to officers pursuant to such plan. Members of the Compensation Committee are not eligible to participate in the 1994 Stock Option Plan.

     EXECUTIVE COMPENSATION. The Compensation Committee believes that compensation of executive officers should not only be adequate to attract, motivate and retain competent executive personnel, but should also serve to align the interests of executive officers with those of stockholders. To achieve these ends the Company has adopted both short-term and long-term incentive compensation plans that are dependent upon the Company's performance. The Compensation Committee does not currently intend to award levels of compensation that would result in a limitation on the deductibility of a portion of such compensation for federal income tax purposes pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); however, the Compensation Committee may authorize compensation that results in such limitations in the future if it determines that such compensation is in the best interest of the Company.

     BASE SALARY. While the Compensation Committee believes it is crucial to provide salaries within a competitive market range in order to attract and retain personnel who are highly talented, the Compensation Committee has established a philosophy of generally providing conservative base salaries coupled with incentive compensation opportunities that strongly emphasize pay-for-performance. The specific competitive markets considered depend on the nature and level of the positions in question and the labor markets from which qualified individuals would be recruited. For 1996, the Compensation Committee increased base salaries, which had not been increased since 1992, by 12% to reflect Consumer Price Index increases for the years 1993, 1994 and 1995. Also an additional increase of 10% was granted, after consultation with an independent human resources consulting firm and a review of peer group information, to be based, in part, on the successful closing of the Company's equity offering, resulting in a total increase of 22% over 1995 levels. The Compensation Committee intends to review the executive group's salaries on a biannual basis and adjust them if they deviate substantially from the average for other comparable companies or from salary levels implied by other market data. There was no Compensation Committee review of executive compensation during 1997.

     INCENTIVE BONUS COMPENSATION. The Compensation Committee is responsible for determining the participants, performance criteria to be used, award levels and allocation of incentives. Any allocated incentives are awarded to executive officers based upon performance factors that are reviewed annually to reflect the Company's goals for that year. It is the overall objective of the Company that the Incentive Plan not reward employees until the Company's stockholders have been appropriately rewarded for investing in the Company. The Compensation Committee is not required to grant awards for all amounts available under the Incentive Plan. There were no awards granted for the 1997 performance year.

     1994 STOCK OPTION PLAN. The Company's 1994 Stock Option Plan authorizes the Compensation Committee to award stock options to purchase up to 800,000 shares of Common Stock to the officers and employees of the Company. The Compensation Committee determined, after consultation with an independent human resources consulting firm, that this number was comparable to the number of shares available for grant under stock option plans of similar companies. The Compensation Committee generally grants non-statutory options at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Options have five-year terms, with exercise restrictions that lapse over a two-year period.

     Stock option grants are designed to align the long-term interests of the Company's executive officers with those of its stockholders by linking compensation to Company goals, as well as by enabling officers to develop and maintain a significant, long-term equity ownership position in the Company.

     There were no awards of stock options to the named executive officers in 1997 pursuant to the 1994 Stock Option Plan.

     401(K) PLAN. Under the Company's 401(k) profit sharing plan, eligible employees, including executive officers, are permitted to defer receipt of up to 15% of their compensation (subject to certain limitations imposed under the Code). The amounts held under the plan are to be invested among various investment funds maintained under the plan in accordance with the directions of each participant. The plan is administered by an outside benefits specialist.

     Salary deferral contributions by participants are 100% vested. Participants or their beneficiaries are entitled to payment of vested benefits upon termination of employment. In addition, hardship distributions to participants from the plan are available under certain conditions. The amount of benefits ultimately payable to a participant under the plan depends on the level of the participant's elective deferrals under the plan and the performance of the investment funds maintained under the plan in which contributions are invested. The Company currently does not have any provisions for matching employee's deferral contributions in the Plan.

     CHIEF EXECUTIVE OFFICER COMPENSATION. As described above, the Company's executive compensation philosophy, including the compensation of the Company's Chief Executive Officer, Mark G. Harrington, is a competitive, but conservative, base salary and incentive compensation based upon the Company's performance. In setting both the cash-based and the equity-based elements of Mr. Harrington's compensation, the Compensation Committee made an overall assessment of Mr. Harrington's leadership in achieving the Company's long-term strategic and business goals.

     BASE SALARY. Mr. Harrington's base salary for 1997 was $231,800. Mr. Harrington's base salary reflects a consideration of both competitive forces and the Company's performance. The Company does not assign specific weights to these categories. It is based upon the criteria set forth above under "Executive Compensation -- Base Salary."

     INCENTIVE COMPENSATION. No incentive bonus compensation was awarded Mr. Harrington for the 1997 performance year.

     STOCK OPTION PLAN. Mr. Harrington was not granted any options pursuant to the 1994 Stock Option Plan in 1997.

                                            Compensation Committee

                                            Vinod K. Dar
                                            Herbert Oakes, Jr.

                               PERFORMANCE GRAPH

     The following Performance Graph compares the Company's cumulative total stockholder return on its Common Stock for a five-year period (December 31, 1992 to December 31, 1997) with the cumulative total return of the NASDAQ Composite
(US) and a peer group described more fully below (the "Peer Group"). Dividend reinvestment has been assumed and, with respect to Companies in the Peer Group, the returns of each such Company have been weighted to reflect relative Stock Market Capitalization as of the beginning of the measurement period.

     The Peer Group consists of Abraxas Petroleum Corp., Arch Petroleum, Inc., Callon Petroleum Co., Howell Corporation, Lomak Petroleum, Inc., McFarland Energy, Inc. and PANACO Inc.

                       TRANSACTIONS WITH RELATED PARTIES

     In December 1997, the Company made an unsecured demand loan to Gary S. Peck, Vice President -- Finance and Administration of the Company, in the amount of $90,000 for the purpose of covering a margin call on certain shares of Company common stock owned by Mr. Peck and held in a margin account with a brokerage firm. The loan bears interest at 10% per annum, and all interest is payable at maturity. Mr. Peck currently intends to pay all indebtedness on the loan either from the severance payment he receives upon a Change in Control of the Company (see Item 11. Executive Compensation Change-in-Control Arrangements) or from the proceeds of the sale of his shares of Company common stock upon a sale of the Company.

                              SECTION 16 REPORTING

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership to the Securities and Exchange Commission (the "Commission"). Officers, directors and greater than 10% stockholders are required by the Commission regulations to furnish the Company with copies of all
Section 16(a) reports they file. Based solely on its review of copies of such reports received by it and written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during the period from January 1, 1996 to December 31, 1996 all filing requirements applicable to its officers, directors and greater than 10% stockholders were complied with on a timely basis.

                                                                         ANNEX B

SBC WARBURG DILLON READ, INC.

                                 March 26, 1998

Mr. Mark Harrington
Chairman and Chief Executive Officer
HarCor Energy, Inc.
5 Post Oak Park
Suite 2220
Houston, Texas 77027

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the per share cash consideration to be paid to the holders (the "Shareholders") of shares of common stock, $0.10 par value per share (the "Common Stock"), of HarCor Energy, Inc. ("HarCor" or the "Company"), in connection with the proposed acquisition (the "Acquisition") of the Company by National Fuel Gas Company ("National Fuel Gas" or "NFG").

     You should note that we have also been engaged by Bakersfield Energy Resources, Inc. in connection with the possible sale of their ownership in certain properties currently jointly owned with HarCor.

     We have assumed that the terms of the Acquisition are as set forth in the Agreement and Plan of Merger dated as of March 31, 1998 (the "Agreement") among National Fuel Gas, its acquisition subsidiary (the "Acquisition Subsidiary") and the Company. We understand that each share of Common Stock will have the right to receive $2.00 in cash (the "Cash Consideration") upon consummation of the merger of the Acquisition Subsidiary with and into the Company (the "Transaction").

     You have requested our opinion as to whether the Cash Consideration is fair, from a financial point of view, to the shareholders of HarCor.

     SBC Warburg Dillon Read Inc. ("SBC Warburg Dillon Read") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a substantial portion of which is contingent upon the consummation of the Transaction. In the ordinary course of business, SBC Warburg Dillon Read and its affiliates may trade or hold the equity securities of the Company or NFG for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     On December 8, 1997, Swiss Bank Corporation announced its intention to merge with Union Bank of Switzerland. Accordingly, references to SBC Warburg Dillon Read Inc. shall include our successor entity following implementation of the merger with UBS.

     In arriving at our opinion, we have, among other things: (i) reviewed the Agreement, (ii) reviewed certain publicly available business and historical financial information relating to HarCor, (iii) reviewed certain financial information and other data relating to the business and prospects of HarCor that was prepared by the management of the Company, including financial projections based on the Company's business plan and, in particular, certain estimates of the proved and probable reserves, as well as the projected annual production of such reserves, (iv) reviewed and performed analyses based on certain estimates of HarCor's future ability to meet its capital expenditure and debt service requirements, which were approved by the management of the Company, (v) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Company, (vi) reviewed the financial terms of certain other transactions involving companies which are also in lines of business we believe are generally comparable to the Transaction, (vii) reviewed the historical market prices and trading volumes of the common stock of the Company, (viii) conducted discussions with selected members of the senior management of the Company and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have not made any evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of HarCor, nor have we been furnished with any such evaluation or appraisal. With respect to the financial projections referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of HarCor's management as to the future financial performance of the company. At your direction, we independently contacted over 100 prospective buyers for indications of interest for the acquisition of all, or substantially all, of the Company. Lastly, our opinion is based on economic, monetary and market conditions existing on the date hereof.

     Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the Company's shareholders.

                          SBC WARBURG DILLON READ INC.

                               INDEX TO EXHIBITS

      EXHIBIT NO.
      -----------
        (a)(1)*          -- Offer to Purchase.
        (a)(2)*          -- Letter of Transmittal.
        (a)(3)*          -- Notice of Guaranteed Delivery.
        (a)(4)*          -- Letter to Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.
        (a)(5)*          -- Letter to Clients for use by Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.
        (a)(6)*          -- Guidelines for Certification of Taxpayer Identification
                            Number on Substitute Form W-9.
        (a)(7)           -- Text of Press Release dated January 23, 1998 issued by
                            the Company (incorporated by reference to Exhibit 99.1 to
                            Form 8-K dated January 23, 1998 filed with the Securities
                            and Exchange Commission (the "Commission") by the
                            Company).
        (a)(8)           -- Text of Joint Press Release, dated March 31, 1998, issued by Parent and the Company (incorporated by reference to
                            Exhibit 99.1 to Form 8-K dated March 31, 1998 filed by
                            the Company with the Commission).
        (a)(9)*          -- Form of Summary Advertisement, dated April 6, 1998.
        (a)(10)          -- Letter to Company stockholders, dated April 6, 1998.
        (c)(1)           -- Agreement and Plan of Merger dated March 31, 1998, among
                            Parent, the Purchaser and the Company (incorporated by
                            reference to Exhibit 99.2 to Form 8-K dated March 31,
                            1998, filed with the Commission by the Company).
        (c)(2)*          -- Confidentiality Agreement, dated as of March 17, 1997,
                            between Dillon, Read & Co. Inc. and Parent.
        (c)(3)           -- Opinion of SBC Warburg Dillon Read dated March 26, 1998.
        (c)(4)           -- Form of Severance Agreement with employees of the Company
                            (incorporated by reference to Exhibit 10.19 to the
                            Company's Form 10-K Annual Report for the year ended
                            December 31, 1997, filed with the Commission).

---------------

* Incorporated by reference to the same exhibit number to the Tender Offer Statement on Schedule 14D-1, filed with the Commission by Parent and Purchaser on April 6, 1998.